First Business Financial Services, Inc.
401 Charmany Drive
Madison, Wisconsin 53719

November 23, 2005

Via Edgar, Facsimile And Overnight Mail

U.S. Securities and Exchange Commission
Attention: Mr. Amit Pande
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549

Re:	First Business Financial Services, Inc. Form 8-K Filed November 15, 2005 File No. 000-51028

Ladies and Gentlemen:

First Business Financial Services, Inc., a Wisconsin corporation (the “Company”) is providing this letter as a response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter (the “Comment Letter”), dated November 17, 2005, with respect to the Company’s Form 8-K filed on November 15, 2005. The numbered item set forth below, in bold italics, repeats the comment of the Staff reflected in the Comment Letter, and following the comment is the Company’s response in regular type. In addition, please find the written statement of the Company requested by the Staff in the Comment Letter.

        1.    We note that you intend to file restated financial statements. Please specifically tell us how and when you will file them.

The Company has filed a Form 8-K on November 21, 2005 describing the events that precipitated the restatement of the Company’s financial statements. In addition the Form 8-K detailed the effects of the restatement by financial statement line item for each of the periods presented in the Registration Statement on Form 10, filed on July 27, 2005, the Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005, and the Form 10-Q for the quarter ended September 30, 2005, filed on November 21, 2005. The Company expects to restate all affected portions of the Form 10 Registration Statement and the Form 10-Q for the quarter ending June 30, 2005 and file those amended documents in their entirety no later than December 22, 2005.

        On behalf of the Company, and as requested in the letter dated November 17, 2005, the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	comments of the Staff or changes to the disclosure in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James F. Ropella

James F. Ropella
Senior Vice President & Chief Financial Officer
First Business Financial Services, Inc.